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THE HARTFORD

September 27, 2010

VIA EDGAR

Mr. Michael Kosoff

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Attn: Division of Investment Management

Re:	Hartford Life Insurance Company Separate Account Seven
File Nos. 333-148564 and 333-333-148565
Hartford Life and Annuity Insurance Company Separate Account Seven
File Nos. 333-159545 and 333-159547

Dear Mr. Kosoff:

Pursuant to Investment Company Act Release No. 13768 (February 15, 1984), we respectfully request selective review of the above-referenced 485APOS filings.

The referenced registration statements filed with the Securities and Exchange Commission on September 24, 2010 are substantially identical to the Post-Effective Amendments to Registration Statement Numbers 333-148564 filed on May 10, 2010, Accession No. 0001104659-10-027294) in connection with Hartford Life Insurance Company Separate Account Seven.  The Registration Statements reflect all staff comments made to the May 10, 2010 filings.

The above-referenced Registration Statements utilize the existing state-filed contract and are substantially identical to the prospectus in File No. 333-148564, except for the addition of the “L” share class and an increase in Mortality & Expense charge for the “C” share class.  All financial statements, exhibits, and other required disclosure not included in these Registration Statements will be filed by post-effective amendment.

Pursuant to Rule 461 under the Securities Act of 1933, each of the undersigned Registrants hereby request that the above referenced Registration Statements electronically filed via Edgar on Form N-4 be accelerated and declared effective on November 15, 2010 or as soon thereafter as is reasonably practicable.

We appreciate your attention to these filings. If you have any comments or questions, please call me at (860) 843-1941.

HARTFORD LIFE INSURANCE COMPANY		HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT SEVEN		HARTFORD LIFE AND ANNUITY INSURANCE COMPANY SEPARATE ACCOUNT SEVEN

By:	David N. Levenson*	*By:	/s/ Richard J. Wirth
	David N. Levenson		Attorney-in-fact
President, Chief Executive Officer and Chairman of the Board

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

By:	/s/ Sharon A. Ritchey
Sharon A. Ritchey, Chief Executive Officer & Director

*Pursuant to Power of Attorney dated August 2, 2010